

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2021

Haijun Wang
Chairman and Chief Executive Officer
Atour Lifestyle Holdings Limited
18th floor, Wuzhong Building
618 Wuzhong Road, Minhang District
Shanghai, People's Republic of China

Re: Atour Lifestyle Holdings Limited
Amendment No. 4 to Registration Statement on Form F-1
Filed September 20, 2021
File No. 333-256881

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2021 letter.

Amendment No. 4 to Registration Statement on Form F-1

General

1. We note disclosure on page 5 and elsewhere that you were advised by your PRC legal advisor that the draft measures are subject to change and remain substantially uncertain, and that you are not currently subject to any pre-approval from the CAC to operate your business or conduct this offering. However, it is unclear if you believe you would be subject to the pre-approval or other requirements if the draft measures discussed on pages 5 and 63 are adopted as proposed or in their current state, including whether (1) you would be a “critical information infrastructure operator” or “data processing operator,” and (2) your online platform and other operations would be subject to cybersecurity

review. Please revise pages 5, 63 and Management's Discussion and Analysis to clarify. In this regard, it is unclear if you believe the possibility the measures will be adopted to apply to you is a known event or uncertainty that is not likely to come to fruition.

2. Please file a revised legal opinion as Exhibit 99.2 to address the statements on page 5 and elsewhere attributed to counsel that neither you nor your subsidiaries are currently subject to any pre-approval requirement from the CAC to operate your business or conduct this offering.

3. We note the statement that issuers possessing personal information of more than one million users must complete the cybersecurity review. Please disclose whether you have more than one million users.

Exhibits

4. We note your articles of association include a submission to jurisdiction provision that states "[t]he federal courts of the United States of America shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim in relation to any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, unless otherwise agreed by the Company in writing." Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please clarify whether and the extent to which your jurisdictional provision is meant to apply to Section 27 of the Exchange Act and Section 22 of the Securities Act.

You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Li He, Esq.